ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20090829784-39
Ross Miller Secretary of State State of Nevada	Filing Date and Time 12/01/2009 12:15 PM
	Entity Number E0640952007-8

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

SINOCOM PHARMACEUTICAL, INC.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors of Sinocom Pharmaceutical, Inc. (the Board of Directors), a Nevada corporation (hereinafter called the Corporation), with the preferences and rights set forth therein relating to dividends, conversion, redemption, dissolution and distribution of assets of the Corporation having been fixed by the Board of Directors pursuant to authority granted to it under Article III of the Corporation's Articles of Incorporation and in accordance with the provisions of NRS 78.1955:

RESOLVED: That, pursuant to authority conferred upon the Board of Directors by the Articles of Incorporation of the Corporation, the Board of Directors hereby authorizes the issuance of 15,847,099 shares of Series A Redeemable Convertible Preferred Stock of the Corporation, and hereby fixes the (Continued on page 2, attached hereto)

3. Effective date of filing: (optional) December 3, 2009

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer Tuck Wing Pang

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATION
SINOCOM PHARMACEUTICAL, INC.

#2, Cont.

designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such shares (this Certificate of Designations), in addition to those set forth in the Articles of Incorporation of the Corporation, as follows:

1. **DESIGNATION AND AMOUNT.** The shares of such series shall be designated "Series A Redeemable Convertible Preferred Stock" (the Series A Preferred Stock) and the number of shares constituting such series shall be 15,847,099.

2. **DIVIDENDS.**

(a) From and after the date of the issuance of any shares of Series A Preferred Stock, dividends shall accrue on such shares of Series A Preferred Stock (i) at the rate of 5.0% per annum of the Stated Value (as hereafter defined) for the twelve month period following December 3, 2009 (the Closing Date) and (ii) at the rate of 10.0% per annum of the Stated Value for each twelve month period thereafter (the Accruing Dividends). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided however, that except as set forth in the following sentence of this Section 2(a) or otherwise as expressly set forth in this Certificate of Designations, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors. The Corporation shall not declare, pay or set aside any dividends on shares of Common Stock or any other stock ranking with respect to dividends or on liquidation junior to the Series A Preferred Stock (such stock being referred to hereinafter collectively as Junior Stock) unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Accruing Dividends then accrued on such share of Series A Preferred Stock and not previously paid and (ii) to the extent that the Board of Directors duly approve a dividend to be paid on the Common Stock, the amount such holders would have received had such holder converted his or its Series A Preferred Stock into Common Stock immediately prior to such distribution. All dividends on the Series A Preferred Stock shall be declared pro rata per share and compound quarterly. For purposes hereof, the term Stated Value shall mean $0.9465 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, stock distribution, combination or other similar recapitalization with respect to the Series A Preferred Stock; provided, however, that there shall be no adjustment to the Stated Value in respect of any dividends paid in additional shares of Series A Preferred Stock pursuant to this Section 2. All dividends paid pursuant to this Section 2(a) shall be payable in cash within 30 days following declaration of such dividend.

(b) Notwithstanding anything in this Certificate of Designations to the contrary, to the extent the Specified Dividend Amount (as defined in the Guarantee) is paid by the Guarantors within the applicable cure period such payment shall be treated as satisfying the Corporation's obligations under Section 2(a) of this Certificate of Designations.

3. LIQUIDATION, DISSOLUTION OR WINDING UP.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (including, without limitation, a Deemed Liquidation Event (as defined below)), the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Junior Stock upon such liquidation, dissolution or winding up, an amount in cash equal to (i) the Stated Value per share, plus (ii) an amount equal to a 10% per annum rate of return on the Stated Value from the date of issuance of the applicable shares of Series A Preferred Stock, compounded quarterly, minus any dividends and distributions previously declared and paid thereon. If upon any such liquidation, dissolution or winding up of the Corporation the remaining assets of the Corporation available for the distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series A Preferred Stock, shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective amounts which would otherwise be payable in respect to the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

(b) After the payment of all preferential amounts required to be paid to the holders of Series A Preferred Stock upon the dissolution, liquidation or winding up of the Corporation in accordance with (a) above, the holders of the Series A Preferred Stock shall be entitled to participate in the distribution of the remaining assets and funds of the Corporation available for distribution to its stockholders as if such holders converted their Series A Preferred Stock into Common Stock (at the Conversion Rate (as defined below) then in effect) along with the holders of the Common Stock on a proportional basis.

(c) Each of the following events shall be considered a Deemed Liquidation Event unless the holders of more than 50% of the then outstanding shares of Series A Preferred Stock elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(i) a merger or consolidation in which

(1) the Corporation is a constituent party or

(2) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (x) the surviving or resulting corporation or (y) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation (provided that, for the purpose of this Section 3(c), all shares of Common Stock issuable upon

exercise of Options (as defined below) outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or

(ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(d) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 3(c)(i)(1) unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 3(a) and 3(b).

(e) The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license or other disposition shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

(f) Anything to the contrary notwithstanding, in the event of a liquidation, dissolution or winding up of the Corporation (including, without limitation, a Deemed Liquidation Event), the amount payable under this Section 3 or Section 8 in respect of any share of Series A Preferred Stock shall be equal to the greater of (1) the aggregate amount payable under Sections 3(a) and 3(b) in respect of such share and (2) the Redemption Price for such share at such time.

4. VOTING.

(a) Each issued and outstanding share of Series A Preferred Stock, shall be entitled to the number of votes equal to the number of shares of Common Stock into which each such share of Series A Preferred Stock is then convertible, at each meeting of stockholders of the Corporation (or pursuant to any action by written consent) with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration other than the election of directors (as to which the Series A Preferred Stock shall have rights voting separately as a class as set out in Section 4(b)). Except as provided by law, by the provisions of Sections 4(b), 4(c) and 4(d) below, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class.

(b) The holders of Series A Preferred Stock shall have the exclusive right, voting separately as a class, to elect one (1) director (herein referred to as the Series A Director). The Series A Director shall be elected by the affirmative vote of the holders of more than 50% of the then outstanding shares of Series A Preferred Stock (the Series A Majority Holders), either at meetings of stockholders at which directors are elected, a special meeting of holders of Series A Preferred Stock or by written consent without a meeting in accordance with NRS Chapter 78. The Series A Director so elected shall serve for a term of one year and until he is re-elected or his successor is elected and qualified. The Series A Director may, during his or her term of office, be removed at any time, without cause, by and only by the affirmative vote, at a special meeting of holders of Series A Preferred Stock called for such purpose, or written consent, in either case, of not less than two-thirds of the voting power of the issued and outstanding Series A Preferred Stock. Any vacancy created by such removal may also be filled at such meeting or by such consent. As a condition to the issuance or transfer of any share of Series A Preferred Stock, any prospective holder thereof shall be required to agree to be bound by the terms and provisions of the Voting Agreement, dated as of the Closing Date, by and among the Corporation and certain of its stockholders, as amended and in effect from time to time, applicable to "Stockholders" and "Investors" thereunder.

(c) In addition to any other rights provided by law, prior to a Qualified Public Listing (as hereinafter defined) and for as long as at least 6,338,839 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, stock distribution, combination or other similar recapitalization with respect to the Series A Preferred Stock) are outstanding, the Corporation shall not, and shall not cause or permit any of its subsidiaries to, (whether by merger, recapitalization or otherwise), either directly or indirectly, without the written consent or affirmative vote of the holders of more than 75% of the then outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(i) amend or repeal any provision of the Corporation's or any subsidiary's articles of incorporation (including this Certificate of Designations), by-laws or other constitutional documents;

(ii) authorize or effect the issuance by the Corporation or any subsidiary of any shares of capital stock or rights to acquire capital stock or otherwise reclassify any outstanding securities that adversely affect the rights, preferences or powers of the Series A Preferred Stock, other than (i) the issuance of the Series A Preferred Stock pursuant to the Purchase Agreement (as hereinafter defined) or (ii) for the benefit of the employees of the Corporation or its subsidiaries in amount not to exceed 436,319 of the aggregate outstanding shares of Common Stock of the Corporation (on an as-converted basis and subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization of the Common Stock) or (iii) as approved with the consent of the Series A Majority Holders;

(iii) authorize or effect (i) the merger or consolidation of the Corporation into or with another corporation as a result of which the stockholders of the Corporation immediately prior to such merger or consolidation own less than 50% of the

voting securities of the Corporation or other surviving entity following such merger or consolidation, (ii) any transaction or series of related transactions to which the Corporation is a party as a result of which the stockholders of the Corporation immediately prior to such transaction or series of related transactions own less than 50% of the voting securities of the Corporation or other surviving entity following such transaction or series of related transactions, or (iii) the sale, conveyance, mortgage, pledge or lease of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole;

(iv) authorize or effect the liquidation, bankruptcy or winding up of the Corporation or its existing and future subsidiaries;

(v) authorize or effect (A) any sale, lease, transfer or other disposition of any assets of the Corporation or any subsidiary or (B) the acquisition by the Corporation or any subsidiary of another entity by means of a purchase of all or substantially all of the capital stock or assets of such entity where, with respect to any transactions or series of related transactions referred to in clauses (A) or (B) the aggregate consideration for such transaction or series of related transactions exceeds US$5.0 million;

(vi) approve or effect, in the reasonable opinion of the Series A Majority Holders, any material changes in the strategic direction or business operations of the Corporation or any subsidiary not set forth in the operating plan for each year approved by the Board of Directors;

(vii) designate any subsidiary of the Corporation instead of the Corporation to be the listing entity for any Qualified Public Listing;

(viii) spend or commit to spend in excess of an aggregate of US$5.0 million in expenditures that are or should be classified as "capital expenditures" for generally accepted accounting purposes in any fiscal year;

(ix) other than trade creditors in the ordinary course of business and the issuance of the Series A Preferred Stock, incur or commit to incur indebtedness in excess of US$5.0 million in the aggregate outstanding at any time after the Closing Date;

(x) enter into any transaction or a series of transactions, directly or indirectly, with any affiliates in excess of US$1.0 million in the aggregate within any 12-month period;

(xi) authorize or effect (A) any payment outside of the ordinary course of business in excess of US$100,000 or (B) the payment of dividends (other than payments of Accruing Dividends in accordance with Section 2 of this Certificate of Designations) or the redemption or repurchase of any capital stock of the Corporation (other than redemptions in accordance with Section 8 of this Certificate of Designations);

(xii) appoint or remove the auditors of the Corporation or any of its subsidiaries or adopt a new accounting policy or practice or make a material change to any of the accounting policies and practices of the Corporation or any of its subsidiaries; or

(xiii) appoint or remove the directors, legal representative or general manager of 安庆市中西药品有限责任公司 (Anqing Zhongxi Yao, Ltd.).

(d) The Corporation shall not amend, alter or repeal the preferences, special rights or other powers of the Series A Preferred Stock so as to affect adversely the Series A Preferred Stock, without the written consent or affirmative vote of the Series A Majority Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class. For this purpose, the authorization or issuance of any series of Preferred Stock with preference or priority over, or being on a parity with the Series A Preferred Stock as to the right to receive either dividends or amounts distributable upon liquidation, dissolution or winding up of the Corporation shall be deemed to affect adversely the Series A Preferred Stock.

5. **OPTIONAL CONVERSION.** Each share of Series A Preferred Stock may be converted at any time and from time to time, at the option of the holder thereof, into the number of fully-paid and nonassessable shares of Common Stock obtained by dividing (x) the Stated Value by (y) the Conversion Price (as defined below) then in effect (the Conversion Rate), provided, however, that on any redemption of any Series A Preferred Stock or any event deemed to constitute a liquidation, dissolution or winding up of the Corporation, the right of conversion shall terminate at the close of business on the full business day next preceding the date fixed for such redemption or for the payment of any amounts distributable upon the occurrence of the liquidation, dissolution or winding up to the holders of Series A Preferred Stock.

(a) The initial conversion price, subject to adjustment as provided herein, is equal to $0.9465 per share (the Conversion Price). The initial Conversion Rate for the Series A Preferred Stock shall be one share of Common Stock for each one share of Series A Preferred Stock surrendered for conversion. The applicable Conversion Rate and Conversion Price from time to time in effect are subject to adjustment as hereinafter provided.

(b) The Corporation shall not issue fractions of shares of Common Stock upon conversion of Series A Preferred Stock or scrip in lieu thereof. If any fraction of a share of Common Stock would, except for the provisions of this Section 5(b), be issuable upon conversion of any Series A Preferred Stock, the Corporation shall in lieu thereof pay to the person entitled thereto an amount in cash equal to the current value of such fraction, calculated to the nearest one hundredth (1/100) of a share, to be computed on the basis of the fair market value per share as determined by the Board of Directors.

(c) Whenever the Conversion Rate and Conversion Price shall be adjusted as provided in Section 5 hereof, the Corporation shall forthwith file at each office designated for the conversion of Series A Preferred Stock, a statement, signed by the Chairman of the Board, the President, any Vice President or Treasurer of the Corporation, showing in reasonable detail the facts requiring such adjustment and the Conversion Rate that will be effective after such

adjustment. The Corporation shall also cause a notice setting forth any such adjustments to be sent by mail, first class, postage prepaid, to each record holder of Series A Preferred Stock at his or its address appearing on the stock register.

(d) In order to exercise the conversion privilege, the holder of any Series A Preferred Stock to be converted shall surrender his or its certificate or certificates therefore to the principal office of the transfer agent for the Series A Preferred Stock (or if no transfer agent be at the time appointed, then the Corporation at its principal office), and shall give written notice to the Corporation at such office that the holder elects to convert the Series A Preferred Stock represented by such certificates, or any number thereof. Such notice shall also state the name or names (with address) in which the certificate or certificates for shares of Common Stock which shall be issuable on such conversion shall be issued, subject to any restrictions on transfer relating to shares of the Series A Preferred Stock or shares of Common Stock issued or issuable upon conversion thereof. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly authorized in writing. The date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates and notice shall be the conversion date (the Conversion Date). As soon as practicable, and in any event no later than seven (7) days from the Conversion Date, after receipt of such notice and the surrender of the certificate or certificates for Series A Preferred Stock as aforesaid, the Corporation shall cause to be issued and delivered at such office to such holder, or on his or its written order, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, cash as provided in Section 5(b) hereof in respect of any fraction of a share of Common Stock otherwise issuable upon such conversion and, if less than all shares of Series A Preferred Stock represented by the certificate or certificates so surrendered are being converted, a residual certificate or certificates representing the shares of Series A Preferred Stock not converted.

(e) The Corporation shall at all times when the Series A Preferred Stock shall be outstanding reserve and keep available out of its authorized but unissued stock, for the purposes of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock. Before taking any action that would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of such Common Stock at such adjusted conversion price.

(f) Upon any such conversion all unpaid Accruing Dividends and any other declared and unpaid dividends on the Series A Preferred Stock shall be paid in cash within seven (7) days following the Conversion Date (unless there are no legally available funds with which to make such cash payment, in which event such cash payment shall be made as soon as possible).

(g) All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with

respect to such shares, including the rights, if any, to receive notices and to vote, shall forthwith cease and terminate except only the right of the holder thereof to receive shares of Common Stock in exchange therefor and payment of any accrued or declared and unpaid dividends thereon. Any shares of Series A Preferred Stock so converted shall be retired and canceled and shall not be reissued, and the Corporation may from time to time take such appropriate action as may be necessary to reduce the authorized Series A Preferred Stock accordingly.

(h) The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Section 5 or Section 7. Nothing in this Section 5(h) shall be construed as limiting the Corporation's obligations under Section 2.3 of the Purchase Agreement (as defined below).

6. ANTI-DILUTION PROVISIONS.

(a) The Conversion Price shall be subject to adjustment from time to time in accordance with this Section 6.

(b) Additional Shares of Common Stock.

(i) Special Definitions. For purposes of this Section 6:

Option shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

Convertible Securities shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

Additional Shares of Common Stock shall mean all shares of Common Stock issued, or deemed to be issued pursuant to Section 6(b)(ii), by the Corporation after the Closing Date, other than issuances or deemed issuances of the following (collectively, the Exempted Securities):

(1) Shares of Common Stock issued upon the conversion of Series A Preferred Stock;

(2) Shares of Common Stock issued or issuable to directors, officers, employees or consultants of the Corporation at any time outstanding in connection with their service as directors of the Corporation, their employment by the Corporation or their retention as consultants by the Corporation; provided, however, that the number of shares of Common Stock issued or issuable pursuant to this Section 6(b)(i)(2) shall not exceed 436,319 of the aggregate outstanding shares of Common Stock of the Corporation (on an as-converted basis and subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization of the Common Stock) without the approval of the Series A Majority Holders; or

(3) Shares of Common Stock issued by the Corporation with respect to which the Series A Majority Holders have waived the application of Section 6(c) in writing.

(c) Deemed Issue of Additional Shares of Common Stock.

(i) If the Corporation at any time or from time to time after the Closing Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(ii) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 6(d), are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (ii) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (A) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (B) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(iii) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 6(d) (either because the consideration per share (determined pursuant to

Section 6(e) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Closing Date), are revised after the Closing Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 6(c)(i)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(iv) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 6(d), the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(v) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 6(c) shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (ii) and (iii) of this Section 6(c)). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 6(c) at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

(vi) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Closing Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 6(c)), without consideration or for a consideration per share less than the applicable Conversion Price in effect

immediately prior to such issue, then the Conversion Price shall be reduced, concurrently with such issue, to the consideration per share received by the Corporation for such issue or deemed issue of the Additional Shares of Common Stock; provided that if such issuance or deemed issuance was without consideration, then the Corporation shall be deemed to have received an aggregate of $0.001 per share of consideration for all such Additional Shares of Common Stock issued or deemed to be issued.

(d) Determination of Consideration. For purposes of this Section 6, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(i) Cash and Property: Such consideration shall:

(1) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(2) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(3) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as determined in good faith by the Board of Directors.

(ii) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 6(c), relating to Options and Convertible Securities, shall be determined by dividing

(1) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(2) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(e) Subdivision or Combination of Common Stock. In case the Corporation, at any time or from time to time, shall subdivide its outstanding Common Stock into a greater number of shares (by any share split, share dividend or otherwise), the Conversion Price of a Series A Preferred Stock in effect immediately prior to such subdivision shall be proportionately reduced, and, conversely, in case the Corporation, at any time or from time to time, shall combine its outstanding shares Common Stock into a smaller number of shares (by any reverse share split or otherwise), the Conversion Price of the Series A Preferred Stock in effect immediately prior to such combination shall be proportionately increased.

(f) Reorganization or Reclassification. If, the Corporation, at any time or from time to time, shall effect any capital reorganization or reclassification of the shares of the Corporation in such a way that holders of Common Stock shall be entitled to receive shares, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization or reclassification, lawful and adequate provisions shall be made whereby each holder of Series A Preferred Stock shall thereupon have the right to receive, upon the basis and upon the terms and conditions specified herein and in lieu of the Common Stock immediately theretofore receivable upon the conversion of such Series A Preferred Stock, as the case may be, such shares, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding Common Stock equal to the number of Common Stock immediately theretofore receivable upon such conversion had such reorganization or reclassification not taken place, and in any such case appropriate provisions shall be made with respect to the rights and interests of such holder to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price of Series A Preferred Stock, as applicable) shall thereafter be applicable, as nearly as may be, in relation to any shares, securities or assets thereafter deliverable upon the exercise of such conversion rights.

7. MANDATORY CONVERSION.

(a) Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock at its then effective Conversion Rate at any time upon: (i) the listing of the Common Stock on the New York Stock Exchange or NASDAQ or (ii) the listing of the Common Stock on an internationally recognized non-U.S. stock exchange with the prior written consent of the Series A Majority Holders (herein referred to as a Qualified Public Listing). In addition, each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Rate for such shares (x) upon the vote or written consent of the Series A Majority Holders to so convert or (y) once at least 75% of the shares of Series A Preferred Stock issued on the Closing Date shall have been converted into Common Stock.

(b) All holders of record of shares of Series A Preferred Stock will be given at least 20 days' prior written notice of the date fixed and the place designated for mandatory conversion of all of such shares of Series A Preferred Stock pursuant to this Section 7. Such notice will be sent by mail, first class, postage prepaid, to each record holder of shares of Series

A Preferred Stock at such holder's address appearing on the stock register. On or before the date fixed for conversion, each holder of shares of Series A Preferred Stock shall surrender his or its certificates or certificates for all such shares to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 7. On the date fixed for conversion, all rights with respect to the Series A Preferred Stock so converted will terminate, except only the rights of the holders thereof, upon surrender of their certificate or certificates therefor, to receive (i) the Stated Value plus all unpaid Accruing Dividends on each share of Series A Preferred Stock so converted and (ii) certificates for the number of shares of Common Stock into which such Series A Preferred Stock has been converted and payment of any unpaid Accruing Dividends thereon. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his attorneys duly authorized in writing. All certificates evidencing shares of Series A Preferred Stock which are required to be surrendered for conversion in accordance with the provisions hereof shall, from and after the date such certificates are so required to be surrendered, be deemed to have been retired and canceled and the shares of Series A Preferred Stock represented thereby converted into shares of Common Stock as described above for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to such date. As soon as practicable after the date of such mandatory conversion and the surrender of the certificate or certificates for Series A Preferred Stock as aforesaid, the Corporation shall cause to be issued and delivered to such holder, or on his or its written order, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and cash as provided in Section 5(b) hereof in respect of any fraction of a share of Common Stock otherwise issuable upon such conversion.

8. REDEMPTION.

(a) At any time (i) after December 3, 2010 or (ii) after the occurrence of a Redemption Event (as defined below), the Series A Majority Holders may, by written notice given to the Corporation (a Redemption Notice) require the Corporation to redeem any or all shares of Series A Preferred Stock held by such holders (but only to the extent that the Corporation has sufficient funds legally available) at a price in cash equal to the Stated Value per share, plus an amount equal to a compounded annual return of 25% from the date of issuance of such shares of Series A Preferred Stock inclusive of any dividends paid or accrued but unpaid thereon (such amount is hereinafter referred to as the Redemption Price). Such redemption shall occur within fourteen (14) days of the date on which the Corporation receives the Redemption Notice (the Redemption Date).

(b) In the event of any redemption of only a part of the then outstanding Series A Preferred Stock because the Corporation does not have sufficient funds legally available, the Corporation shall effect such redemption pro rata among the holders thereof who have given a Redemption Notice (based on the number of shares of Series A Preferred Stock held on the date of the first Redemption Notice received).

(c) Not more than fourteen (14) days after the receipt of the first Redemption Notice, written notice shall be mailed, postage prepaid, to each holder of record of Series A Preferred Stock who has not given a Redemption Notice, at his or its post office address last shown on the records of the Corporation, notifying such holder of the number of shares so to be redeemed, specifying the Redemption Date. On or prior to each Redemption Date, each holder of Series A Preferred Stock to be redeemed shall surrender his or its certificate or certificates representing such shares to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares plus all Accruing Dividends shall be paid to the order of the person whose name appears on such certificate or certificates as the owner thereof within fourteen (14) days after the receipt of the first Redemption Notice and each surrendered certificate shall be canceled. In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares. From and after the Redemption Date, unless there shall have been a default or delay in payment of the Redemption Price, all rights of the holders of the Series A Preferred Stock designated for redemption in the Redemption Notice (except the right to receive the Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever.

(d) Except as provided in Section 8(a) hereof, the Corporation shall have no right to redeem the shares of Series A Preferred Stock. Any shares of Series A Preferred Stock so redeemed shall be permanently retired, shall no longer be deemed outstanding and shall not under any circumstances be reissued, and the Corporation may from time to time take such appropriate corporate action as may be necessary to reduce the authorized Series A Preferred Stock accordingly.

(e) Holders of Series A Preferred Stock shall have no right to cause the Corporation to redeem the shares of Series A Preferred Stock after the third anniversary of the Closing Date.

(f) For purposes of this Section 8, a Redemption Event shall be deemed to have occurred upon: (i) the occurrence of a Deemed Liquidation Event, (ii) the failure for any reason of the Board of Directors to declare a dividend on the Series A Preferred Stock during any calendar quarter (commencing with the calendar quarter ending December 31, 2009 at least equal to all Accruing Dividends then accrued and not previously paid, (iii) the failure of the Corporation to make any dividend payment on the Series A Preferred Stock within 30 days following the declaration of such dividend by the Board of Directors, (iv) the material non-fulfillment or breach of any undertaking, obligation, covenant, representation or warranty of the Corporation specified in this Certificate of Designations, the Purchase Agreement, the Guarantee, dated as at the Closing Date, by and between, among others, certain subsidiaries of the Corporation, certain Key Shareholders of the Corporation and certain investors (the Guarantee) or any of the other Transaction Documents (as defined in the Purchase Agreement), each as amended and in effect from time to time, if such non-fulfillment or breach (if curable) has not been cured within 30 calendar days from the date of written notice by the Series A Majority Holders, (v) any one of Mr. Wan Chi Kwong, Mr. Ai Xuexiang, Mr. Pang Tuck Wing,

Dr. Wang Qisheng and Dr. Huang Ping cease to be either a director of the Corporation or employed by the Corporation or its subsidiaries prior to the Qualified Public Listing, if any, (vi) the occurrence of any circumstance of the type described in the last sentence of Section 2(c) of the Registration Rights Agreement (as defined in the Purchase Agreement); (vii) the occurrence of a Material Adverse Effect (as hereinafter defined), or (viii) a Bankruptcy Event (as hereinafter defined). A Material Adverse Effect shall mean any result, occurrence, fact, change, or event (whether or not known or foreseeable as of the date this Certificate of Designations was filed with the Nevada Secretary of State) that, individually, or in the aggregate with any such other results, occurrences, facts, changes, or events, has a material adverse effect on (A) the business, operations, financial position, or prospects of the Corporation and its subsidiaries, taken as a whole, (B) the ability of the Corporation to perform in a timely manner any of its obligations under the Purchase Agreement or any of the Transaction Documents or any transaction contemplated hereby or thereby, or (C) the legality, validity, or enforceability of the Purchase Agreement or the other Transaction Documents. A Bankruptcy Event shall be deemed to have occurred if the Corporation or any of its subsidiaries shall: (w) become insolvent or generally fail to pay, or admit in writing its inability or unwillingness generally to pay, its debts as they become due; (x) apply for, consent to, acquiesce in, permit or suffer to exist the appointment of a trustee, receiver, sequestrator or other custodian for any substantial part of the assets or other property of any such entity, or make a general assignment for the benefit of creditors; (y) permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law or any dissolution, winding up or liquidation proceeding, in respect thereof; or (z) take any action authorizing, or in furtherance of, any of the foregoing.

(g) Notwithstanding anything in this Certificate of Designations to the contrary, a Redemption Event shall be deemed not to have occurred if any of the Guarantors (as defined in the Guarantee) shall have fully paid the amount of such dividend not declared or paid within fifteen (15) days of the Corporation's failure to have declared or paid such amount on the date of the applicable failure described in clause (i) or (ii) below:

(i) the Board of Directors fails to declare a dividend on the Series A Preferred Stock for all or any unpaid Accruing Dividends as of the end of any calendar quarter by the 14th day following the end of such calendar quarter; or

(ii) the Corporation fails to pay such declared dividend in its entirety or any part thereof within thirty (30) days following such declaration.

IN WITNESS WHEREOF, Sinocom Pharmaceutical, Inc. has caused this Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Convertible Preferred Stock to be duly executed by its Secretary this 1st day of December, 2009.